UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 1-15242

Deutsche Bank Corporation

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibit. This Report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-184193.

Exhibit 99.1: Risk Factors, Recent Developments and Other Updates relating to Deutsche Bank

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2013 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2014, on pages 11 through 25 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments which exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

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Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

IBIT attributable to Deutsche Bank shareholders	Income (loss) before income taxes

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Post-tax return on average active equity	Post-tax return on average shareholders’ equity

Tangible book value	Total shareholders’ equity (book value)

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to the subsection “Other Information (unaudited)” of Exhibit 99.1 of our Current Report on Form 6-K dated April 29, 2014. For such descriptions with respect to earlier period data, please refer to pages 4 and 5 of our 2013 Annual Report on Form 20-F, which also describe where in the 2013 Annual Report on Form 20-F such non-GAAP financial measures are reconciled to the most directly comparable financial measures under IFRS. For descriptions of certain non-GAAP financial measures contained in this document and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to the section “Additional Information — Note Regarding Non-GAAP Financial Measures” in Exhibit 99.1 hereof. We cannot predict or quantify the levels relating to any adjustments for future periods.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: June 24, 2014

	By:	/s/ Thomas Michel
	Name:	Thomas Michel
	Title:	Director

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

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